BRADFORD RODGERS
SVP and Senior Counsel
Writer's Direct Number: (205) 268-1113
Facsimile Number: (205) 268-3597
Toll-Free Number: (800) 627-0220
E-mail: brad.rodgers@protective.com
April 30, 2024
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Protective Life Insurance Company
Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 for Market Defender Annuity Contracts (File No. 333-278664)
Dear Commissioners:
Protective Life Insurance Company (“Protective Life”) has transmitted the above-captioned Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) for filing with the Securities and Exchange Commission. The Amendment relates to certain limited flexible premium deferred index- linked annuity contracts (the “Contracts”) issued by Protective Life and contains all exhibits and other required information. The Registration Statement carries forward the unsold interests previously registered on a prior registration statement on Form S-1 (File No. 333-255192) (the “Prior Registration Statement”) pursuant to Rule 415(a)(6) under the Securities Act of 1933 (the “1933 Act”). The Prior Registration Statement is due to expire on May 3, 2024 pursuant to the three-year limitation on the offer and sale of securities that are offered and sold on a continuous basis under Rule 415(a)(5) under the 1933 Act.

The Amendment is being filed solely for the purpose of including an updated Consent of Independent Registered Public Accounting Firm and updated opinion of counsel as to the legality of the Contracts as exhibits in Item 16 of Part II of the Registration Statement. The Amendment supersedes Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on April 23, 2024 (Accession No. 0001628280-24-017363) (the "Prior Amendment"). The Prior Amendment was filed solely for the purpose of including an updated opinion of counsel as to the legality of the Contracts in Item 16 of Part II of the Registration Statement. However, the Prior Amendment was not declared effective because it incorporated by reference the Consent of Independent Registered Public Accounting Firm that was included in the initial Registration Statement on Form S-1 filed with the Commission on April 12, 2024 (Accession No. 0001628280-24-016099), which itself was not declared effective because it incorporated by reference the opinion of counsel as to the legality of the Contracts that was included in the Prior Registration Statement.

The Pre-Effective Amendment does not reflect any changes to the terms of the Contracts or any material changes to disclosure relating to the Contracts. Protective Life represents that the materiality of the changes from Post-Effective Amendment No. 5 to the Prior Registration Statement is consistent with the materiality of changes that would otherwise qualify for filing under paragraph (b) of Rule 485 under the 1933 Act if Form S-1 registration statements were eligible for filing under Rule 485.

We are also submitting requests from Protective Life, the issuer, and Investment Distributors, Inc., the principal underwriter, that the effectiveness of the Amendment be accelerated to May 1, 2024 or a date as soon as practicable thereafter.

If you have any questions or comments about this filing, please contact the undersigned at (205) 268-1113 or our counsel Thomas Bisset at (202) 383-0118.

Very truly yours,

/s/ Bradford Rodgers
Bradford Rodgers
SVP and Senior Counsel

cc:	Thomas Bisset, Esq.